

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Christopher Brown
General Counsel
Allegro Microsystems Inc
955 Perimeter Road
Manchester, NH 03103

> **Re:** **Allegro Microsystems Inc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Exhibit Nos. 2.1, 10.4, 10.5, 10.6, 10.8, 10.9, 10.13, 10.15, 10.16**
> **Filed October 13, 2020**
> **File No. 333-249348**

Dear Mr. Brown:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance